               U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                        ___________________

                             FORM 11-K

(Mark One)
[ X ] ANNUAL   REPORT  PURSUANT  TO  SECTION  15(d)   OF   THE
      SECURITIES AND EXCHANGE ACT OF 1934 (No Fee Required)

      For the fiscal year ended December 31, 1998

                                or

[     ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

  For the transition period from ____________________  to ____________________

                  Commission File Number 1-12432

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         American Power Conversion Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               American Power Conversion Corporation
                       132 Fairgrounds Road
                West Kingston, Rhode Island  02892

                       REQUIRED INFORMATION

A. Financial Statements and Schedules                    Page

                                                         ----

     Independent Auditors' Report                          4

     Statements of Net Assets Available for Plan
     Benefits as of December 31, 1998 and 1997             5

     Statements of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31,
     1998 and 1997                                         6

     Notes to Financial Statements                         7-13

     Schedule I Line 27a - Schedule of Assets
     Held for Investment Purposes as of December 31, 1998  14

     Schedule II Line 27d - Schedule of Reportable
     Transactions                                          15

B. Exhibit Listing

 Exhibit      Description
 Number

 23.1         Consent of KPMG LLP


                            SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefitplan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         AMERICAN POWER CONVERSION CORPORATION 401(K) PLAN
                          (Name of Plan)

                                        Date: June 29, 1999



                        /s/ Donald M. Muir
         -------------------------------------------------
              Donald M. Muir, Chief Financial Officer
           (principal financial and accounting officer)

               AMERICAN POWER CONVERSION CORPORATION
                            401(k) PLAN

                Financial Statements and Schedules

                    December 31, 1998 and 1997


            (With Independent Auditors' Report Thereon)

         AMERICAN POWER CONVERSION CORPORATION
                            401(k) PLAN


                         Table of Contents



                                                            Page

Independent Auditors' Report                                  1

Statements of Net Assets Available for Plan Benefits          2

Statements  of  Changes in Net Assets Available for
Plan  Benefits                                                3

Notes to Financial Statements                               4 - 11

Schedules

1  Item 27a - Schedule of Assets Held for Investment Purposes12

2 Item 27d - Schedule of Reportable Transactions             13

Note:Schedules regarding nonexempt transactions, loans or fixed income obligations, leases in default or classified as un-collectible, and assets held for investment purposes which were both acquired and disposed of within the plan year, as required by Section 103(b)(3) of the Employee Retirement
Income Security Act of 1974, have not been included herein as the information is not applicable.

                     INDEPENDENT AUDITORS' REPORT



The 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP


June 16, 1999
Providence, Rhode Island

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997



                                                      1998          1997

 Cash                                                $2,104            46
 Receivables:
  Employer's contribution                           497,110     1,269,448
  Accrued income                                      3,420             -
  Participants' contributions                         9,061             -

                                                    511,695     1,269,494

 Investments (note 3):
  American Power Conversion Corporation           4,713,068       409,330
 Common Stock
  Investments in common/collective trusts:
    Merrill Lynch Equity Index Trust                  3,803             -
    Merrill Lynch Retirement Preservation Trust     468,998       129,173
                                                    472,801       129,173
  Mutual Funds:
    Blackrock Small Cap Growth                      764,228       248,639
    Alliance Bond Fund Corporate                    354,253       132,690
    Merrill Lynch Strategic Dividend Fund Class A   746,552       184,013
    Merrill Lynch Growth Fund Class A             1,984,069       915,116
    Ivy International Fund                        1,107,297       456,146
    MFS Massachusetts Investors Growth               14,961             -
    Merrill Lynch Basic Value Fund Class A        1,345,310       384,224
                                                  6,316,670     2,320,828

  Loans to participants                             113,403        35,420

        Total investments                        11,615,942     2,894,751

        Net assets available for plan benefits  $12,127,637     4,164,245


See accompanying notes to financial statements.

                AMERICAN POWER CONVERSION CORPORATION
                             401(k) PLAN


         Statements of Changes in Net Assets Available for Plan Benefits

          For the year ended December 31, 1998 and for the period from May 1, 1997 (date of inception) to December 31, 1997



                                                   1998                1997

Additions to net assets attributed to:
 Investment income:
   Net realized gains (losses)                 $ (11,537)              2,615
   Net unrealized gains (losses)               1,315,815            (156,639)
   Interest                                        6,888                 957
   Dividends                                     257,719             108,733
                                               1,568,885             (44,334)
 Contributions:
   Participants                                4,814,607            2,227,642
   Employer                                    1,764,258            1,599,066
                                               6,578,865            3,826,708

      Total additions                          8,147,750            3,782,374

Deductions from net assets attributed to:
 Benefits paid to participants                   183,208               14,215

      Total deductions                           183,208               14,215


Net increase prior to transfers and other      7,964,542            3,768,159

Transfers from other plans (note 7)                    -              396,086
Other                                             (1,150)                   -

Net increase in net assets available for
 benefits                                      7,963,392            4,164,245

Net assets available for benefits:
 Beginning of year                             4,164,245                    -

 End of year                                $ 12,127,637            4,164,245


See accompanying notes to financial statements.

                   AMERICAN POWER CONVERSION CORPORATION
                              401(K) PLAN

                        Notes to Financial Statements

(1)Description of Plan

   The following brief description of the American Power Conversion Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a)General

       The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the "Company") employees who have completed at least 45 days of service with the Company. The Plan covers all employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation and Systems Enhancement Corporation, except those employees who are members of a union who bargained separately for retirement benefits during negotiations. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   (b)Contributions

       The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is the lesser of 15% of annual gross compensation or the limit established by the IRS ($10,000 and $9,500 for 1998 and 1997, respectively). The Company may match this salary savings contribution at a rate of up to 100% of the first 3% of the participant's salary and wage compensation, excluding bonuses, commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions. During 1998 the Plan was amended to include bonuses in the definition of compensation. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund.

       During   1998,  the  Company  made  a  $952,954  profit  sharing
       contribution   for   the  1997  Plan  year.    There   were   no
       discretionary contributions made for the 1998 Plan year.

   (c)Vesting

       Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions.

       Participants vest in Company contributions and the related earnings based on the following schedule:

                                        Percentage of
                   Years of service        vesting
                                         in employer
                                        contributions

                  Less than two years      0%
                  Two years               25%
                  Three years             50%
                  Four years              75%
                  Five years             100%

       The first and/or last year in which the participant is employed by the Company will be counted for vesting purposes if the participant has more than 1,000 hours of service in that year. Participants also become fully vested in the employer contributions upon death, permanent disability, or upon attaining the age of 65.

   (d)Loans to Participants

       Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. A participant may not have more than one loan outstanding at any time.

   (e)Distributions

       Upon termination from the Plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $5,000, in periodic installments not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse. Distributions may also be made in cash or in kind, or part cash and part in kind over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse.

   (f)Hardship Withdrawal

       The Plan provides for hardship withdrawals, as defined by the Plan, of the participant's account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 12 months following the date of the withdrawal.

   (g)Forfeitures

       Nonvested employer contributions are forfeited by a participant who terminates employment and are reallocated among remaining participants in the Plan. There were no forfeitures in 1998 and 1997.

(2)Summary of Significant Accounting Policies

   (a)Basis of Presentation

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

       The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   (b)Investments

       Investments are stated at aggregate fair market values, which are based principally on published market prices.

       Investment income is recognized when earned, and purchases and sales of securities are recorded on a trade-date basis.

   (c)Expenses

       All expenses of the Plan are paid by the Company in accordance with the Plan agreement.

   (d)Payment of Benefits

       Benefits are recorded when paid.

(3)Investments

   The  Plan's  investments are held in trust and  managed  by  Merrill
   Lynch (ML).   Participants may direct employer and employee contributions
   into  any  of  the investment options listed below.   The  following
   table   summarizes  the  investments  held  by  Merrill   Lynch   at
   December 31, 1998. Investments representing 5% or more of net assets available for benefits are indicated by an asterisk (*).

                                                                1998

                                                                      Fair
                                                            Number   market
                                                              of      value
                                                            shares

    American Power Conversion Corporation Common Stock    194,606 $ 4,713,068*
    Merrill Lynch Equity Index Trust                           45       3,803
    Merrill Lynch Retirement Preservation Trust           468,998     468,998
    Blackrock Small Cap Growth                             35,595     764,228*
    Alliance Bond Fund Corporate                           26,837     354,253
    Merrill Lynch Strategic Dividend Fund Class A          54,612     746,552*
    Merrill Lynch Growth Fund Class A                      92,239   1,984,069*
    Ivy International Fund                                 26,876   1,107,297*
    MFS Massachusetts Investor Growth                         940      14,961
    Merrill Lynch Basic Value Fund Class A                 35,384   1,345,310*

   A brief description of each fund's investment objective follows:

     Merrill Lynch Equity Index Trust invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

     Merrill Lynch Retirement Preservation Trust seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

     Blackrock Small Cap Growth is designed for investors aggressively seeking long-term growth from small company stocks, which may exhibit a higher degree of price volatility than stocks of larger companies with longer earnings histories.

     Alliance Bond Fund Corporate seeks income; capital appreciation is secondary. The fund normally invests at least 65% of assets in investment-grade debt securities. It may hold corporate bonds, convertibles, US government obligations, and dollar denominated foreign debt.

     Merrill Lynch Strategic Dividend Fund Class A provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the Standard & Poor's 500 Composite Stock Price Index. Total return is the aggregate of income and capital value changes.

     Merrill Lynch Growth Fund Class A seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued.

     Ivy International Fund seeks long-term capital growth; current income is a secondary consideration. The Fund normally invests at least 65% of assets in common stocks issued in at least three countries.

     MFS Massachusetts Investors Growth seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

     Merrill Lynch Basic Value Fund Class A seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

   American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market. The number of shares shown in the above table have been adjusted to reflect a two-for-one stock split subsequent to year end.

(4) Detailed Changes in Net Assets

Changes in net assets for the year ended December 31, 1998 were as follows:

                          ML                                                 MFS       ML   American
		                 ML 	Retire- Blackrock 	        ML 	      ML 		           Massa-	   Basic Power
		              Equity  ment   Small Cap Alliance Strategic Growth Ivy      chusetts  Value Conversion   Partici
		              Index  Preser-  Growth  Bond Fund Dividend  Fund   Intern'l Investors Fund  Corporation  pant   Uninvested
		              Trust  vation    Fund   Corporate Fund    	Class A Fund     Growth  Class A Common Stock Loans  Cash 	    Total
				                   Trust		  Class A   Fund

Additions to net assets attributable to:
 Investment income:
  Net realized
   gains(losses)  $   -      -  (3,354)   (701)   (504)  (49,581)  (1,262)      -       493    43,372       -        -    (11,537)
  Net unrealized
   gains(losses)    141      -  67,606 (16,022)(39,551) (353,484)  27,960    (334)    9,058 1,620,441       -        -  1,315,815
  Interest            -    677     114     477     649       555      816       -     1,166       340       -    2,094      6,888
  Dividends           - 15,029       -  17,107  98,176    30,135   18,726   1,160    73,966         -       -    3,420    257,719

                    141 15,706  64,366     861  58,770  (372,375)  46,240     826    84,683 1,664,153       -    5,514  1,568,885

Contributions:
  Participants      846 57,489 474,107 186,909 471,830 1,623,634  683,085   1,966   785,743   328,998       -        -  4,814,607
  Employer           -       -       -       -       -         -        -       -         - 1,764,258       -        -  1,764,258

                   846 257,489 474,107 186,909 471,830 1,623,634  683,085   1,966   785,743 2,093,256       -        -  6,578,865

   Total additions 987 273,195 538,473 187,770 530,600 1,251,259  729,325   2,792   870,426 3,757,409       -    5,514  8,147,750

Deductions from net assets attributable to:

Benefits paid
 to participants     -  15,860  14,767   3,043   2,007    58,364    9,289       -     9,737    45,855   23,930     356    183,208

   Total deductions  -  15,860  14,767   3,043   2,007    58,364    9,289       -     9,737    45,855   23,930     356    183,208

Net increase prior
to transfers       987 257,335 523,706 184,727  28,593 1,192,895  720,036   2,792   860,689 3,711,554  (23,930)  5,158  7,964,542

Interfund
 transfers       2,842  84,620  (7,509) 37,376  34,847  (121,508) (67,659) 12,196   101,767  (179,154) 101,913    269           -

Administrative
 expenses            -  (1,201)      -       -       -         -        -       -         -         -        -     51      (1,150)

                 2,842  83,419  (7,509) 37,376  34,847  (121,508) (67,659) 12,196   101,767  (179,154) 101,913    320      (1,150)

 Net increase    3,829 340,754 516,197 222,103 563,440 1,071,387  652,377  14,988   962,456 3,532,400   77,983  5,478   7,963,392

Net assets available
 for benefits:

  Beginning of
   year              - 129,173 248,639 132,690 184,013   915,116   456,146      -   384,224 1,678,778  35,420      46   4,164,245

  End of year   $3,829 469,927 764,836 354,793 747,453 1,986,503 1,108,523 14,988 1,346,680 5,211,178 113,403   5,524  12,127,637

(5)Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(6)Tax Status

   The Plan has not applied to the Internal Revenue Service for a tax determination letter to establish its tax-exempt status. However, in the opinion of the Plan's Administrator, the Plan has operated within the terms of the plan document and applicable regulations and is qualified under the Internal Revenue Code.

(7)Plan Transfers

   Effective July 1, 1997, the Systems Enhancement Corporation 401(k) Savings Plan was merged into the Plan. Systems Enhancement Corporation was acquired by the Company in February 1997.

                                                            Schedule 1

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



Identity of issue, borrower,
 lessor or similar party  Description of investment               Cost       Current Value

*Merrill Lynch           Equity Index Trust                     $  3,661       3,803
*Merrill Lynch           Retirement Preservation Trust           468,998     468,998
  Blackrock              Small Cap Growth                        707,537     764,228
  Alliance               Bond Fund Corporate                     370,606     354,253
*Merrill Lynch           Strategic Dividend Fund Class A         788,134     746,552
*Merrill Lynch           Growth Fund Class A                   2,409,325    1,984,069
  Ivy                    International Fund                    1,104,395    1,107,297
  MFS Massachusetts      Investors Growth                         15,296       14,961
*Merrill Lynch           Basic Value Fund Class A              1,339,401    1,345,310
*American Power
  Conversion Corp.       Common Stock                          3,136,010    4,713,068
*Loans to participants   Various loans with interest rates
                          of 9%                                  113,403      113,403

                                                             $10,456,766   11,615,942

*Indicates a party-in-interest to the plan.


See accompanying independent auditors' report.

                                                                    Schedule 2

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the year ended December 31, 1998


                                                                                           Current
                                                                                         value of asset
Identity of party                                  Purchase       Selling      Cost of   on transaction    Net gain
 involved        Description of Asset                price          price       asset         date         or (loss)

*Merrill Lynch Retirement Preservation Trust      $ 437,399             -      427,399      437,399             -
*Merrill Lynch Retirement Preservation Trust              -        97,574       97,574       97,574             -
  Blackrock    Small Capital Growth Fund            518,272             -      518,272      518,272             -
  Blackrock    Small Capital Growth Fund                  -        66,936       70,290       66,936        (3,354)
  Alliance     Bond Fund Corporate                  260,005             -      260,005      260,005             -
  Alliance     Bond Fund Corporate                        -        21,736       22,436       21,736          (700)
*Merrill Lynch Strategic Dividend Fund Class A      632,600             -      632,600      632,600             -
*Merrill Lynch Strategic Dividend Fund Class A            -        30,006       30,510       30,006          (504)
*Merrill Lynch Growth Fund Class A                1,707,491             -    1,707,491    1,707,491             -
*Merrill Lynch Growth Fund Class A                        -       235,473      285,054      235,473       (49,581)
  Ivy          International Fund                   743,396             -      743,396      743,396             -
  Ivy          International Fund                         -       118,943      120,205            -        (1,262)
*Merrill Lynch Basic Value Fund Class A             993,403             -      993,403      993,403             -
*Merrill Lynch Basic Value Fund Class A                   -        41,868       41,375            -           493
*American Power
  Conversion
  Corp.        Common Stock                       2,919,493             -    2,919,493    2,919,493             -
*American Power
  Conversion
  Corp.        Common Stock                              -       274,979       231,607      274,979        43,372

*  Indicates a party-in-interest to the plan.

See accompanying independent auditors' report.